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APR 15 2019

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SEC 19010439

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CERTIGROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 GULF OF MEXICO BLVD
(No. and Street)

MARATHON (City) FL (State) 33050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN WEBNER 800-324-6982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Norman Werbner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CERTIGROUP, INC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

State of Florida
County of Monroe

DAWN T. MORGAN
NOTARY PUBLIC
STATE OF FLORIDA
My Comm. Expires August 6, 2022
No. GG 245565

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certigroup, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-End December 31, 2018

Contents

Certigroup, Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Certigroup, Inc.
8302 Gulf of Mexico Blvd.
Marathon FL 33050

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Certigroup, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the Certigroup, Inc.'s auditor since 2018.

Sugar Land, TX

April 9, 2019

Certigroup, Inc.

Financial Statements

For the Year-ended December 31, 2018

CERTIGROUP, INC.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2018

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$11,721
Accounts Receivable	11,156
NON-CURRENT ASSETS:	
Investments in certificates of deposit	439,485
Furniture and Fixtures net of accumulated depreciation of $4,774	177
Prepaid Assets	400
TOTAL ASSETS	$462,939

LIABILITIES AND EQUITY

LIABILITIES:	
Subordinated Debenture Payable to Stockholder	$350,000
TOTAL LIABILITIES	$350,000
STOCKHOLDER EQUITY:	
Common Stock	10,000
Retained Earnings	102,939
TOTAL STOCKHOLDER EQUITY	$112,939
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$462,939

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.

Financial Statements

Statement of Operations

For the Year-Ended December 31, 2018

Revenues:	
Management Income	$140,065
Commissions earned	2,302
Interest Income	8,495
Total Revenue	$150,862
Operating Expenses:	
Interest Expense	63,000
Occupancy	3,600
Other Operating Expenses	54,985
Total Operating Expenses	$121,585
Operating Income	$29,277
Net Income	$29,277

The accompanying notes are an integral part of these financial statements.

Financial Statements

Statement of Cash Flows

For the Year-Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 29,277
Depreciation and Amortization	353
Increase in Accounts Receivable	(73)
Increase in Prepaid Interest	(400)
Net Cash Provided by Operating Activities	29,157
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of Certificates of Deposit	(225,000)
Sales of Certificates of Deposit	225,000
Interest recognized on Certificates of Deposit	(3,640)
Net Cash (Used In) Investing Activities	(3640)
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in Loans Payable to Shareholder	(30,000)
Distribution to Shareholder	(25,000)
Net Cash (Used in) Financing Activities	(55,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,483)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	41,204
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,721

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.
Financial Statements
Statement of Changes in Stockholder's Equity
As of and for the Year-Ended December 31, 2018

Common Stock		
Beginning of Year (100,000 shares at par value $.10 per share)	$	10,000
Changes during Year		-0-
Common Stock End of Year		10,000
Retained Earnings		
Beginning of Year	$	98,662
Plus Net Income		29,277
Less Distribution		(25,000)
Retained Earnings End of Year		102,939
Total Stockholder's Equity End of Year	$	112,939

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2018

Subordinated Liabilities at January 01, 2018:		$350,000
Additions:	$	-0-
Reductions:	$	-0-
Subordinated Liabilities at December 31, 2018:		$350,000

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Texas on February 28, 1980 under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998 to Certigroup, Inc. The Company's primary source of revenue is from the placement of certificate of deposits and the management of portfolios.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Management is not aware of any significant concentrations of credit or market risk related to accounts receivable or other financial instruments reported in these financial statements. Management has determined that no allowance for doubtful accounts is required at December 31, 2018.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the asset accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its bank account at one financial institutions. This account is insured

by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Company had no deposits in excess of federally insured limits.

The accompanying notes are an integral part of these financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Revenue Recognition

The Company recognizes revenue from management fees, commissions earned, and interest as the income is earned.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2018 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2018.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholder is responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2018.

NOTE 3. NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the

performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 4. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $250,000. At December 31, 2018, the Company's net capital was $436,207, which was $186,207 in excess of its required net capital of $250,000. At December 31, 2018, the Company's net capital ratio (which is Aggregate Indebtedness divided by Allowable Net Capital) was 0 to 1.

NOTE 5. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, investments in certificates of deposit, accounts receivable, and loan payable to stockholder approximate fair value due to the short-term nature of these accounts.

In accordance with generally accepted accounting principle (GAAP), fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability.

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Certificates of Deposit owned at December 31, 2018, as shown in the accompanying financial statements are valued at original principal as of the purchase/renewal date plus interest earned since the purchase/renewal date less any interest received on the Certificate of Deposit. The valuation of the Certificates of Deposit approximate the fair value at December 31, 2018. Accordingly, these securities are generally categorized in level 2 of the fair value hierarchy.

NOTE 6. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2018 are as follows:

Fees receivable from customers	$ 11,156

Fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 7. FURNITURE AND FIXTURES, NET

	Estimated Useful Lives (Years)	
Furniture and fixtures	5	$ 4,950
Less: accumulated depreciation		4,773
Furniture and fixtures, net		$ 177

Depreciation expense amounted to $353 for the year ended December 31, 2018.

NOTE 8. RELATED PARTY RENT

The Company is presently renting storage space from the sole stockholder under a month to month lease. Current rental is $300 per month.

Rent expense for the year ended December 31, 2018 amounted to $3,600.

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 9, 2019, the date the financial statements were available to be issued.

NOTE 10. OTHER MATTERS

Management fees which comprise 93% of total revenues are from one customer under an agreement dated February, 2004. This agreement can be terminated by either party with 90 days written notice.

NOTE 11. SUBORDINATED LOANS PAYABLE

On June 17, 1998, Norman Werbner, the sole stockholder and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement. On November 4, 2016, with the approval of the proper regulatory authorities, the maturity date was extended until December 31, 2020. Interest on this subordinated debenture is 18% per annum and is payable monthly.

On November 29, 2004, Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. On November 4, 2016, with the approval of the proper Regulatory authorities, the maturity date was extended until December 31, 2020. Interest on this subordinated loan is 18% per annum and is payable monthly.

NOTE 12. RELATED PARTY TRANSACTIONS

On November 12, 2012, the Company entered into a marketing agreement with an affiliated entity, whereby the Company agreed to pay for certain expenses for the development of a certain product owned by the affiliate in exchange for potential future revenues to be generated by the sales of this product. The agreement provides for the Company to receive certain sums plus reimbursement of expenses based on revenues generated by sales of this product. As of December 31, 2018, no revenues have been generated by the sale of this product. During the year ended December 31, 2018, the Company incurred expenses for legal fees and engineering costs totaling $9,283, which are included in the Company's statement of operations in the caption "Other Operating Expenses". The Company can elect not to pay future development costs, in which case, it would forfeit its rights to future payments to be received under this agreement.

See also Note 8 for related party rent payments and Note 11 for subordinated notes payable to the sole stockholder and President of the Company.

Note 13. CERTIFICATES OF DEPOSIT

The Company holds the following certificates of deposit recorded at fair value:

Issue date	maturity date	interest rate	value at 12/31/2018

10/2/2018	10/5/2020	3.17%	$100,784
8/14/2018	8/10/2020	3.05%	$126,452
4/13/2017	5/13/2020	2.00%	$206,940
1/21/2018	5/9/2020	4.00%	$ 5,309
TOTALS			$439,485

Certigroup, Inc.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2018

Certigroup, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$112,939
Allowable Additions (SubLoans, etc.)	$350,000
Non-Allowable Assets	$ 11,732
Haircuts on Securities Positions	
Securities Haircuts	$ 15,000
Undue Concentration Charges	$ (0)
Allowable Net Capital	$436,207

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ -
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$250,000
Net Capital Requirement	$250,000
Excess Net Capital	$186,207

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ -
Percentage of Aggregate Indebtedness to Net Capital	0.00%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$436,206
Adjustments:	
Increase (Decrease) in Equity due to rounding	$ 1
(Increase) Decrease in Non-Allowable Assets	$ -
(Increase) Decrease in Securities Haircuts	$ -
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$436,207
Reconciled Difference	$ -

Certigroup, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $436,207 which was $186,207 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Certigroup, Inc.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2018

Independent Public Accountants Review Report on Certigroup, Inc.'s Exemption

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Norman Werbner
Certigroup, Inc.
8302 Gulf of Mexico Blvd.
Marathon, FL 33050

Dear Norman Werbner:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Certigroup, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Certigroup, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Certigroup, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Certigroup, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

April 9, 2019

Certigroup, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Certigroup, Inc.
8302 Gulf of Mexico Blvd.
Marathon, FL 33050

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Certigroup, Inc.;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Norman Werbner
President
Certigroup, Inc.

Certigroup, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

SIPC Reconciliation

Certigroup, Inc. is exempt from the requirement to do a SIPC reconciliation because the Company's revenues are less than $500,000.